SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33.300.276.963

NOTICE TO THE MARKET

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to the letter GAE 0255/14 from BM&FBOVESPA, transcribed below, informs to its shareholders and the market in general that we inquired the Head of Investor Relations of Telecom Italia S.p.A., the indirect parent of TIM Participações SA (the Company), to which we were told that there is no ongoing discussion involving transactions between the Company and GVT.

Rio de Janeiro, February 10th, 2014.

TIM Participações
Rogerio Tostes
Investor Relations Officer

GAE 0255-14
07 de fevereiro de 2014

TIM Participações S.A.
Diretoria de Relações com Investidores
Sr. Rogerio Tostes Lima

Prezados Senhores,

Solicitamos esclarecimentos, até 10/02/2014, sobre o teor da notícia veiculada no jornal O Estado de São Paulo, edição de 07/02/2014, sob o título “Telecom Itália e Vivendi cogitam fusão de TIM e GVT no mercado brasileiro”, bem como outras informações consideradas importantes.

Esta solicitação se insere no âmbito do Convênio de Cooperação, firmado pela CVM e BM&FBOVESPA em 13/12/2011, e o seu não atendimento poderá sujeitar essa companhia à eventual aplicação de multa cominatória pela Superintendência de Relações com Empresas – SEP da CVM, respeitado o disposto na Instrução CVM nº 452/07.

Atenciosamente,

Nelson Barroso Ortega
Gerência de Acompanhamento de Empresas
BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 10, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.